UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Minimum Bid Price Deficiency

On February 5, 2025, Autozi Internet Technology (Global) Ltd. (the “Company”) received a notification letter (the “Minimum Bid Price Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“NASDAQ”) indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Minimum Bid Price Notice has no immediate effect on the listing of the Company’s Class A ordinary shares , par value $0.000001 per share (the “Class A Ordinary Shares”), which continues to trade on The Nasdaq Capital Market under the symbol “AZI.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Minimum Bid Price Notice, or until August 4, 2025, to regain compliance. If at any time before August 4, 2025 the closing bid price of the Class A Ordinary Shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, NASDAQ will provide written notification that the Company has achieved compliance with the minimum bid price requirement, and the matter will be resolved.

If the Company does not regain compliance during the compliance period ending July 14, 2025 (the “Compliance Period”), then NASDAQ may in its discretion determine to grant the Company an additional 180 calendar day period to regain compliance, provided that the Company on August 4, 2025, meets the continued listing requirement for market value of publicly held shares and all other applicable initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide NASDAQ written notice of its intent to cure the deficiency during the second compliance period.

If the Company does not regain compliance within the allotted compliance period or periods, including any extensions that NASDAQ may determine to grant, NASDAQ will provide notice that the Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal that determination to a NASDAQ hearings panel.

The Company intends to monitor the bid price of its Class A Ordinary Shares during the Compliance Period and will seek to take such further action as may be necessary and appropriate to regain compliance with the Bid Price Requirement prior to the expiration of the Compliance Period. However, there can be no assurance that the Company will regain compliance with the Bid Price Requirement during the Compliance Period, secure a second period of 180 days to regain compliance or maintain compliance with other Nasdaq listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board